Gibson, Dunn & Crutcher LLP 811 Main Street Houston, TX 77002-6117 Tel 346.718.6600 www.gibsondunn.com

October 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Joseph Klinko
John Cannarella
Irene Barberena-Meissner
Laura Nicholson

Re:	Aris Water Solutions, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 14, 2021
File No. 333-259740

Ladies and Gentleman:

On behalf of our client Aris Water Solutions, Inc., a Delaware corporation (the “Company”), set forth below is the Company’s response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated October 15, 2021 (the “Comment Letter”) regarding the above-referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with this response letter, the Company is filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”) with the Commission. Amendment No. 3 includes revisions made in response to the comment of the Staff in the Comment Letter.

The heading and numbered paragraph of this letter correspond to the heading and paragraph number contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comment in boldfaced print below, followed by the Company’s response.

Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London •Los Angeeles •Munich
New York • Orange County • Palo Alto • Paris • San Francisco • São Paulo • Singapore •Washington, D.C.

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 19, 2021

Item 16. Exhibits and Financial Statement Schedules, page II-3

1.	Please have your independent auditor update the dates of their consents relating to their audit reports prior to the effectiveness of the registration statement.

Response:  The Company’s independent auditor has updated the dates of their consents previously filed as exhibits to the Registration Statement to address the Staff’s comment. Please see Exhibits 23.1 and 23.2 of Amendment No. 3.

Please direct any questions concerning this letter to the undersigned at (346) 718‑6602 or hholmes@gibsondunn.com.

Very truly yours,

/s/ Hillary H. Holmes

Hillary H. Holmes

GIBSON, DUNN & CRUTCHER LLP

cc:	William A. Zartler, Founder and Executive Chairman
Amanda M. Brock, President and Chief Executive Officer
Brenda R. Schroer, Chief Financial Officer
Andrew L. Fabens, Gibson, Dunn & Crutcher LLP